                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                           For the Month of June, 2005


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)


        3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F....[X].... Form 40-F.....

         Registrant's press release dated June 12, 2005.

                                 SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELRON ELECTRONIC INDUSTRIES LTD.
                                        (Registrant)


                                        By:  /s/ Tal Raz
                                            ----------------------------


                                             Tal Raz



Dated:  June 12, 2005






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